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                                                                     EXHIBIT 2.9





                               STAGE STORES, INC.




                            NEW YORK STOCK EXCHANGE

                              LISTING APPLICATION



                                 March 31, 1998





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LISTING APPLICATION TO
NEW YORK STOCK EXCHANGE, INC.                              NYSE #_______________


                               STAGE STORES, INC.

                       30,689,965 Shares of Common Stock
                            Par Value $.01 Per Share
                                CUSIP 85254C1071


                                ORIGINAL LISTING

================================================================================


 Number of Shares of Common Stock     Number of Holders of Record
 issued as of March 24, 1998:         as of March 24, 1998:  245 (approximately
                                      2,600 beneficial holders)

                  26,427,858 (includes 0
                        Treasury Shares)

================================================================================


                           DESCRIPTION OF TRANSACTION

         This listing application is the original application of Stage Stores, Inc., a Delaware corporation ("Stage" or the "Company"), for the listing of 30,689,965 shares of its Common Stock, $.01 par value per share ("Common Stock"), on the New York Stock Exchange, Inc. (the "Exchange"). This application covers (i) 26,427,858 outstanding shares of Common Stock, (ii) 1,511,523 shares of Common Stock which are reserved for issuance and may be issued pursuant to the Company's Third Amended and Restated Stock Option Plan,
(iii) 1,500,000 shares of Common Stock which are reserved for issuance and may be issued pursuant to the Company's 1996 Equity Incentive Plan, and (iv) 1,250,584 shares of Common Stock which are reserved for issuance and may be issued upon the conversion of the Company's Class B Common Stock, $.01 par value per share ("Class B Common Stock").

         For additional information required in connection with this application, reference will be made to (i) the Company's Annual Report on Form 10-K for the 52 weeks ended February 1, 1997, as amended, which is attached hereto as Exhibit A; (ii) the Company's Proxy Statement dated April 16, 1997 for the Annual Meeting of Stockholders held on May 15, 1997, which is attached hereto as Exhibit B; (iii) the Company's Registration Statement on Form S-4 dated May 27, 1997, as amended, which is attached hereto as Exhibit C; (iv) the Company's Registration Statement on Form S-4 dated August 1, 1997, as amended, which is attached hereto as Exhibit D; (v) the Company's Registration Statement on Form S-3 dated August 27, 1997, as amended, which is attached hereto as Exhibit E; and (vi) the Company's Quarterly Report on Form 10-Q for the three months ended November 1, 1997, as amended, which is attached hereto as Exhibit F.





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                     SHARES APPLIED FOR BUT NOT YET ISSUED

         As of March 24, 1998 1,511,523 shares of the Company's Common Stock were reserved for issuance under the Company's Third Amended and Restated Stock Option Plan, 1,500,000 shares of Common Stock were reserved for issuance under the Company's 1996 Equity Incentive Plan and 1,250,584 were reserved for issuance upon the conversion of the Company's Class B Common Stock.

         Third Amended and Restated Stock Option. The Company maintains a Third Amended and Restated Stock Option Plan (the "Former Plan") which was terminated as to future grants effective upon completion of the Company's initial public offering on October 24, 1996 (the "Initial Public Offering"). As of the grant termination date, 1,511,523 options had been granted under the Former Plan to executives and other key employees of the Company. 1,118,157 options are outstanding and remain unexercised under the Former Plan. Options issued under the Former Plan have an exercise price equal to the fair market value of the common stock on the date of grant (March 1992 through October
1996) and expire on the earlier of ten years after date of grant or ten days after termination of employment. Of the options outstanding as of March 24, 1998, 335,778 are vested.

         1996 Equity Incentive Plan. 1996 Equity Incentive Plan (the "Stock Option Plan") was adopted October 24, 1996 and provides for the granting to employees and other key individuals the following types of incentive stock awards: stock options, stock appreciations rights, restricted stock, performance units and grants and other types of awards. The Stock Option Plan is scheduled to terminate in ten years from the date of adoption but may be extended another five years by the Company's Board of Directors for the grant of awards other than incentive stock options. Employee rights to grants pursuant to the Stock Option Plan are forfeited if a recipient's employment terminates within a specified period following the grant. An aggregate of 1,500,000 shares of common stock were reserved for issuance pursuant to the Stock Option Plan. In fiscal 1996 no awards were granted and in fiscal 1997 non-qualified stock options of 570,550 were granted to various employees. 559,525 options remain unexercised under the Stock Option Plan. In addition, restricted stock awards covering 220,000 shares of Common Stock are outstanding under the Stock Option Plan. The terms of the grants include vesting over a period of five years or less and, in the case of nonqualified stock options, an exercise price equal to the fair market value of the stock at the date of grant.

         Class B Common Stock. As of March 24, 1998, there were 1,250,584 shares of Class B Common Stock outstanding held by one holder of record. The issued and outstanding shares of Class B Common Stock are validly issued, fully paid and nonassessable. Holders of Class B Common Stock may elect at any time to convert any or all of such shares into Common Stock, on a share for share basis, to the extent such holder is not prohibited from owning additional voting securities by virtue of regulatory restrictions. The shares of Class B Common Stock are not redeemable or convertible other than into shares of Common Stock, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company.




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                             AUTHORITY FOR ISSUANCE

         Listed below are the dates of approval by the Board of Directors and, where required, the stockholders of the Company of the issuance of shares of Common Stock not yet issued but for which application to list is being made:

                                         Board of                Stockholders'
 Plan/Class of Stock               Directors' Approval             Approval
 -------------------               -------------------             --------

 Third Amended and Restated           June 17, 1993              June 17, 1993
 Stock Option Plan

 1996 Equity Incentive Plan          October 24, 1996          October 24, 1996
 Class B Common Stock                 June 17, 1993              June 17, 1993


                              BUSINESS AND HISTORY

         The Company operates the store of choice for well known national brand name family apparel in over 400 small towns and communities across the central United States. The Company has recognized the high level of brand awareness and demand for fashionable, quality apparel by consumers in small markets and has identified these markets as a profitable and underserved niche. The Company has developed a unique franchise focused on small markets, differentiating itself from the competition by offering a carefully edited, but broad range of brand name merchandise with a high level of customer service in convenient locations. The Company's product offerings include fashion apparel, accessories, fragrances and cosmetics and footwear for women, men and children. A narrative description of the Company's business is set forth under the caption "Business" in the Company's Registration Statement on Form S-3, which is attached hereto as Exhibit E.

         The Company, as it exists today, was incorporated on June 17, 1993 as Apparel Retailers, Inc., a Delaware corporation, as a holding company of Specialty Retailers, Inc. At that time, Specialty Retailers, Inc. operated 228 family apparel stores primarily under the names "Bealls" and "Palais Royal" which are both established regional franchises operating since the 1920's. On October 25, 1996, in connection with the Company's initial public offering, the Company filed a Restated Certificate of Incorporation in which it changed its name to Stage Stores, Inc. On June 26, 1997, through Specialty Retailers, Inc., the Company acquired C.R. Anthony Company, an Oklahoma corporation ("CR Anthony"), which operated 246 family apparel stores in small markets throughout the central and midwestern United States under the names "Anthonys" and "Anthonys Limited." As of the year ended January 31, 1998, the Company's stores totaled 607.




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                              PROPERTY DESCRIPTION

         The Company maintains its administrative offices and retail and distribution facilities in various locations, which are either leased or owned. A description of these properties is set forth under the caption "Business -- Properties" in the Company's Registration Statement on Form S-3, which is attached hereto as Exhibit E.


                              AFFILIATED COMPANIES

         A list of the Company's subsidiaries is set forth below.

                                                                                 Capital Stock owned by the
                Subsidiary                     Capital Stock outstanding                  Company
 -----------------------------------        -----------------------------      -----------------------------
 Specialty Retailers, Inc.,                 5,000 shares of Common Stock        5,000 shares of Common Stock
     a Texas corporation ("SRI")

 Specialty Retailers, Inc. (NV),            1,000 shares of Common Stock        1,000 shares of Common Stock
     a Nevada corporation ("SRI NV")

 SRI Receivables Purchase Co., Inc.,        1,000 shares of Common Stock        1,000 shares of Common Stock
     a Delaware corporation ("SRPC")                                            owned indirectly through SRI


         The Company is a holding Company and conducts no business of its own and owns no material assets other than 100% of the capital stock of SRI, its wholly-owned operating subsidiary, and SRI NV. SRI owns all the material assets and conducts all operations related to the business. SRI has received preliminary conditional approval to form a CEBA Credit Card Bank. Upon final approval, such bank would be owned by SRI NV.

         The Company securitizes all of its trade accounts receivable through a wholly-owned special purpose entity, SRPC. SRPC holds a retained interest in the securitization vehicle, a special purpose trust (the "Trust"), which is represented by two certificates of beneficial ownership in the Trust (the "Retained Certificates"). Pursuant to this accounts receivable securitization (the "Accounts Receivable Program"), the Company transfers all of the accounts receivable generated by the holders of the Company's private label credit card accounts to SRPC on a daily basis in exchange for cash or an increase in the Retained Certificates. SRPC is a separate limited-purpose subsidiary that is operated in a fashion intended to ensure that its assets and liabilities are distinct from those of the Company and its other affiliates as SRPC's creditors have a claim on its assets prior to becoming available to any creditor of the Company. The Trust currently has $165.0 million of term certificates and a $40.0 million revolving certificate outstanding which represent undivided interests in the Trust. Total accounts receivable transferred to the Trust during 1997, 1996, 1995 and 1994 were $508.9 million, $441.4. million, $411.6 million and $362.3 million, respectively. The cash flows generated from the accounts receivable in the Trust are dedicated to (i) the purchase of new accounts receivable generated by the Company, (ii) payment of a return on the certificates and (iii) the payment of a servicing fee to SRI. Any remaining cash flows are remitted to the Company.




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          As of February 6, 1998, Putnam Investment Management owned 14.4% of the Company's Common Stock. No other company, individual, or other entity owns directly or indirectly, 10% or more of the Company's Common Stock.

                                   MANAGEMENT

         The names, titles and other information with respect to the Company's directors and executive officers are set forth in Exhibit G attached hereto and the biographies of certain of the Company's directors and executive officers are set forth under the caption "Management" in the Company's Registration Statement on Form S-3, which is attached hereto as Exhibit E.

                                 CAPITALIZATION

         The Company's original authorized capital stock consisted of 15,000,000 shares of Common Stock, $0.01 par value per share, 1,500,000 shares of Class B Common Stock, $0.01 par value per share, and 2,500 shares of
preferred stock, par value $1.00 per share.   On October 25, 1996, the Company
filed an amendment to the Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware which provided for authorized capital stock consisting of 75,000,000 shares of Common Stock, par value $0.01 per share, 3,000,000 shares of Class B Common Stock, par value $0.01 per share, and 2,500 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). As of March 24, 1998, 26,427,858 shares of Common Stock were issued and outstanding, 1,250,584 shares of Class B Common Stock were issued and outstanding, and no shares of Preferred Stock were outstanding.

                                  FUNDED DEBT

         Reference is made to (i) Note 6 to the Notes to Consolidated Financial Statements on p. F-17 and (ii) the Capitalization Table on p. 19 of the Company's Registration Statement on Form S-3, which is attached hereto as Exhibit E.

                                STOCK PROVISIONS

         The total amount of authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.01 per share, 3,000,000 shares of Class B Common Stock, par value $0.01 per share, and 2,500 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). As of March 24, 1998, 26,427,858 shares of Common Stock were issued and outstanding, 1,250,584 shares of Class B Common Stock were issued and outstanding, and no shares of Preferred Stock were outstanding.

Dividend Rights

         Dividend payments to holders of Common Stock and Class B Common Stock are limited by the prior rights of the holders of any Preferred Stock and by the provisions of instruments relating to long-term debt. The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of additional shares of Preferred Stock in series and may, at the time to issuance, determine the rights, preferences and limitations of each series.




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Voting Rights

         Each holder of the Company's Common Stock is entitled to one vote for each share held. Unless otherwise required by law, holders of the Class B Common Stock are not entitled to vote on matters submitted to a vote of stockholders, including the election of directors. The Company's Board of Directors without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights.

Liquidation Rights

         Holders of the Company's Common Stock and Class B Common Stock are entitled on liquidation to receive the net assets of the Company in proportion to the respective number of shares held by them, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

Preemptive Rights

         No holders of any class of the Company's capital stock have any preemptive rights to subscribe or to purchase any shares of Common Stock or any other securities which may be issued by the Company.

Miscellaneous

         All of the outstanding shares of the Common Stock of the Company are fully paid and nonassessable. The Company regularly sends annual reports containing audited consolidated financial statements to its stockholders. The outstanding shares of the Company's Common Stock are currently listed on the NASDAQ National Market System under the symbol "STGE". The Company will provide the Exchange with the terms of the Preferred Stock prior to issuance of any such shares.

                          EMPLOYEES - LABOR RELATIONS

         During 1997, the Company employed an average of 14,069 full and part-time employees at all of its locations, of which 1,731 were salaried and 12,338 were hourly. The Company's central office (which includes corporate, credit and distribution center offices) employed an average of 402 salaried and 939 hourly employees during 1997. In its stores during 1997, the Company employed an average of 1,329 salaried and 11,399 hourly employees. Such averages will vary during the year as the Company traditionally hires additional employees and increases the hours of part-time employees during peak seasonal selling periods (November through January). There are no collective bargaining agreements in effect with respect to any of the Company's employees.

         The Company has not experienced any material work stoppages due to labor disagreements during the past three years. The Company maintains an investor relations department which can be reached toll free at 800-579-2302.




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         The Company maintains certain bonus and compensation plans for certain employees. See pages 9 through 12 of the Company's 1997 Proxy Statement, which is attached hereto as Exhibit B. The Company also maintains various defined contribution plans and defined benefit plans as well as various life, disability, dental and medical employee benefit plans for all employees.

                             STOCKHOLDER RELATIONS

         The Company's policy is to keep stockholders informed on a timely basis about financial and other affairs of the Company. The Company maintains an investor relations department which can be reached toll-free at 800-579-2302.

         Quarterly reports containing unaudited financial information as well as comments on the results of operations and other significant events generally are to be mailed to stockholders within 45 days after the end of each fiscal quarterly period. Interim statements of earnings are to be released to the public as soon as available, usually within 30 days after the end of each fiscal quarter.

         Fiscal year-end audited financial information is released publicly as soon as available. Annual reports, including audited financial statements and proxy materials relating to the Company's annual meeting of stockholders, generally are to be mailed to stockholders in April. News of significant developments is to be released to the public as soon as possible.

                                DIVIDEND RECORD

         The Company does not regularly pay dividends to its stockholders and currently has no plans to pay dividends in the future.

                   OPTIONS, WARRANTS, CONVERSION RIGHTS, ETC.

         See "Shares Applied For But Not Yet Issued," above.

                                   LITIGATION

         A description of all pending material litigation involving the Company or its subsidiaries is set forth under the caption "Business -- Legal Proceedings" in the Company's Registration Statement on Form S-3, which is attached hereto as Exhibit E.

                  BUSINESS, FINANCIAL, AND ACCOUNTING POLICIES

Independent Public Accountants

         The firm of Price Waterhouse LLP (or its predecessor firms), independent certified public accountants, has served as the Company's auditor since its inception in 1993. The firm was appointed by and reports to the Board of Directors through the Audit Committee of the Board. Price Waterhouse LLP has full authority to examine all Company records and supporting documents as may be necessary to perform its audit related services. Price Waterhouse LLP makes a periodic audit of the Company. Representatives of Price Waterhouse LLP are invited to, and attend, the




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Company's Annual Meeting of Stockholders, to respond to questions from stockholders and to make a statement, if they so desire.

Chief Executive Officer

         Carl Tooker is Chairman, Chief Executive Officer and President of the Company. Mr. Tooker also serves as Chairman of the Board of the Company.

Chief Financial Officer

         James Marcum is Vice Chairman and Chief Financial Officer of the Company. Mr. Marcum also serves as a director of the Company. He reports directly to the Chief Executive Officer of the Company, and has authority over the accounting records of the Company.

Commitments

         It is not the policy of the Company to make future commodity commitments.

Working Capital

         The Company uses short-term borrowings for working capital from time to time in the ordinary course of business.

Significant Accounting Policies

         A summary of the Company's significant accounting policies is set forth in Note 1 and other Notes to Consolidated Financial Statements contained in the Company's Registration Statement on Form S-3, which is attached hereto as Exhibit E.

                              FINANCIAL STATEMENTS

         For a summary statement of earnings for the Company and its subsidiaries for the last five fiscal years, please see the Company's Registration Statement on Form S-3 under the caption "Summary Consolidated Historical and Pro Forma Combined Financial and Operating Data", which is attached hereto as Exhibit E.

         For the Company's Consolidated Financial Statements and Notes thereto, together with the report of the Company's independent public accountants, please see the Company's Consolidated Financial Statements contained in the Company's Registration Statement on Form S-3, which is attached hereto as Exhibit E.

         For the Company's latest available Interim Financial Statements, please see the Company's Quarterly Report on Form 10-Q for the quarter ended November 1, 1997, which is attached hereto as Exhibit F.




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         The Pro Forma consolidated financial statements relating to the
Company's acquisition of CR Anthony are set forth under the captions "Unaudited Pro Forma Combined Financial Data" and "Selected Historical Consolidated Financial and Operating Data" in the Company's Registration Statement on Form S-4, which is attached hereto as Exhibit C.

                               OPINION OF COUNSEL

         In the opinion of Kirkland & Ellis, (i) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) all of the shares covered by this application, if issued have been, and if reserved for issuance will when issued be, duly authorized and validly issued, and all such shares are or will be duly paid and non-assessable; (iii) under the laws of the State of Delaware, the owners of such shares have no personal liability for the debts and obligations of the Company solely as a result of their status as stockholders; (iv) the 4,262,107 shares of Common Stock reserved for issuance, as set forth above under "Shares Applied For But Not Yet Issued," and for which this listing application is being made, have been duly authorized, and when validly issued will be fully paid and nonassessable; and (v) all of the 26,427,858 outstanding shares of Common Stock of the Company outstanding on March 24, 1998 have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended or issued in transactions exempt from such registration.

             REGISTRATION UNDER THE SECURITIES EXCHANGE ACT OF 1934

         The Company has filed with the Securities and Exchange Commission and the New York Stock Exchange, Inc. a Registration Statements on Form 8-A for the registration of the shares of Common Stock under the Securities Exchange Act of 1934, as amended.

                               LISTING AGREEMENT

         The Company has executed the New York Stock Exchange, Inc. standard form of Listing Agreement, which will be available for review upon request.

                              GENERAL INFORMATION

FISCAL YEAR

         The Company is on a fiscal year basis, ending the 52nd or 53rd week period ending on the Saturday closest to January 31 of the following calendar year (e.g. a reference to "1996" is a reference to the fiscal year ended February 1, 1997).

ADDRESS

         The address of the Company's principal office is 10201 Main Street, Houston, Texas 77025. The Company's telephone number is (713) 667-5601.




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STOCKHOLDERS' MEETINGS

         The date and time of the Annual Meeting of Stockholders of the Company is fixed by the Board of Directors but if no such date and time is fixed by the Board, the meeting for any fiscal year shall be held within 120 days of the end of the fiscal year.

         Except as otherwise prescribed by statute, the holders of a majority of the shares of the issued and outstanding Common Stock present in person or represented by proxy shall be requisite to and shall constitute a quorum at all meetings of the stockholders for the transaction of each item of business required to be voted on.

TRANSFER AGENT AND REGISTRAR

         ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for the Company's Common Stock.




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TOTAL STOCKHOLDERS

         The Company has approximately 245 total holders of record, including shares held in "street name," as of March 24, 1998.

                                        STAGE STORES, INC.


                                        /s/ Carl Tooker
                                        ---------------
                                        Carl Tooker
                                        President and Chief Executive Officer

         The New York Stock Exchange, Inc. hereby authorizes the listing of 26,427,858 shares of Common Stock, par value $.01 per share, of the Company, all of which are outstanding and no shares of Common Stock, par value $.01 per share which are held as Treasury Shares.

         In addition, the New York Stock Exchange also authorizes the listing of 4,262,107 additional shares of Common Stock of the Company upon official notice of issuance for the purposes set forth above, making a total of 30,689,965 shares of Common Stock authorized for listing.

           Catherine R. Kinney                        Richard A. Grasso
      Group Executive Vice President                Chairman of the Board and
     New Listings and Client Service                 Chief Executive Officer
      New York Stock Exchange, Inc.               New York Stock Exchange, Inc.




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